                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                               Ilex Oncology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0004519231
                    -----------------------------------------
                                 (CUSIP Number)


-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / /  Rule 13d-1(b)
      / /  Rule 13d-1(c)
      /X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                         ------------------
CUSIP NO. 0004519231                 13G                     PAGE 2 OF 14 PAGES
--------------------                                         ------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Cross Atlantic Partners K/S II
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Denmark
-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
-------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                       0 Shares
                           ----------------------------------------------------
                           6    SHARED VOTING POWER

                                       575,836 Shares
                           ----------------------------------------------------
                           7    SOLE DISPOSITIVE POWER

                                       0 Shares
                           ----------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                       575,836 Shares
-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          575,836 Shares
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                      / /

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.5%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
-------------------------------------------------------------------------------

                               Page 2 of 14 Pages

--------------------                                         ------------------
CUSIP NO. 0004519231                 13G                     PAGE 3 OF 14 PAGES
--------------------                                         ------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Cross Atlantic Partners K/S
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Denmark
-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
-------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                       0 Shares
                           ----------------------------------------------------
                           6    SHARED VOTING POWER

                                       575,836 Shares
                           ----------------------------------------------------
                           7    SOLE DISPOSITIVE POWER

                                       0 Shares
                           ----------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                       575,836 Shares
-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          575,836 Shares
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                      / /

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.5%

-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
-------------------------------------------------------------------------------

                               Page 3 of 14 Pages

--------------------                                         ------------------
CUSIP NO. 0004519231                 13G                     PAGE 4 OF 14 PAGES
--------------------                                         ------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    CAP/Hambro, L.P.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Denmark
-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
-------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                       0 Shares
                           ----------------------------------------------------
                           6    SHARED VOTING POWER

                                       575,836 Shares
                           ----------------------------------------------------
                           7    SOLE DISPOSITIVE POWER

                                       0 Shares
                           ----------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                       575,836 Shares
-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          575,836 Shares
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                      / /

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.5%

-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
-------------------------------------------------------------------------------

                               Page 4 of 14 Pages

--------------------                                         ------------------
CUSIP NO. 0004519231                 13G                     PAGE 5 OF 14 PAGES
--------------------                                         ------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    CAP/Hambro, Inc.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Denmark
-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
-------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                       0 Shares
                           ----------------------------------------------------
                           6    SHARED VOTING POWER

                                       575,836 Shares
                           ----------------------------------------------------
                           7    SOLE DISPOSITIVE POWER

                                       0 Shares
                           ----------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                       575,836 Shares
-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          575,836 Shares
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                      / /

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.5%

-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
-------------------------------------------------------------------------------

                               Page 5 of 14 Pages

--------------------                                         ------------------
CUSIP NO. 0004519231                 13G                     PAGE 6 OF 14 PAGES
--------------------                                         ------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Hambro America Private Equity, Inc. (f/k/a Hambro America, Inc.)
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Denmark
-------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
-------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                       0 Shares
                           ----------------------------------------------------
                           6    SHARED VOTING POWER

                                       575,836 Shares
                           ----------------------------------------------------
                           7    SOLE DISPOSITIVE POWER

                                       0 Shares
                           ----------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                       575,836 Shares
-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          575,836 Shares
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                      / /

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.5%

-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
-------------------------------------------------------------------------------

                               Page 6 of 14 Pages

NOTE: This Statement on Schedule 13G is being filed on behalf of Cross Atlantic Partners K/S, Cross Atlantic Partners K/S II, CAP/Hambro, L.P., CAP/Hambro, Inc. and Hambro America Private Equity, Inc. (f/k/a Hambro America, Inc.). CAP/Hambro, L.P. is the sole general partner of Cross Atlantic Partners, K/S and Cross Atlantic Partners K/S II. CAP/Hambro, Inc. is the sole general partner of CAP/Hambro, L.P. Hambro America Private Equity, Inc. (f/k/a Hambro America, Inc.) is the sole shareholder of CAP/Hambro, Inc.

Item 1(a).     NAME OF ISSUER: Ilex Oncology, Inc.

Item 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 11550 IH-10 West Suite 300 San Antonio, TX 78230


              Item 2(a)                                 Item 2(b)                          Item 2(c)
              ---------                                 ---------                          ---------
                                                                                      Citizenship or Place
        Name of Person Filing                            Address                       of Organization
        ---------------------                            -------                      --------------------
Cross Atlantic Partners K/S, a Danish        c/o Hambro Health International, Inc.          Denmark
    limited partnership                      650 Madison Avenue
                                             New York, NY  10022

Cross Atlantic Partners K/S II, a            c/o Hambro Health International, Inc.          Denmark
    Danish limited partnership               650 Madison Avenue
                                             New York, NY  10022

CAP/Hambro, L.P., the sole general           c/o Hambro Health International, Inc.          Delaware
    partner of Cross Atlantic                650 Madison Avenue
    Partners K/S and Cross Atlantic          New York, NY  10022
    Partners K/S II

CAP/Hambro, Inc., the sole general           c/o Hambro Health International, Inc.          Delaware
    partner of CAP/Hambro, L.P.,             650 Madison Avenue which is
    wholly-owned by Hambro                   New York, NY 10022
    America Private Equity, Inc.

Hambro America Private Equity, Inc.          c/o Hambro Health International, Inc.          New York
    (f/k/a Hambro America, Inc.),            650 Madison Avenue
    the parent  corporation of               New York, NY  10022
    CAP/Hambro, Inc.

Item 2(d).     TITLE OF CLASS OF SECURITIES: Common Stock, $.01 par value.

Item 2(e).     CUSIP NUMBER: 0004519231

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

               (a)  //   Broker or Dealer registered under Section 15 of the
                         Securities Exchange Act of 1934 (the "Act").

               (b)  //   Bank as defined in Section 3(a)(6) of the Act.

               (c)  //   Insurance Company as defined in Section 3(a)(19) of the
                         Act.

               (d)  //   Investment Company registered under Section 8 of the
                         Investment Company Act of 1940.

               (e)  //   An investment adviser in accordance with Rule
                         13d-1(b)(1)(ii)(E);

               (f)  //   An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F);

                               Page 7 of 13 Pages

               (g)  //   A parent holding company or control person in
                         accordance with Rule 13d-1(b)(1)(ii)(G);

               (h)  //   A savings association as defined in Section 3(b)
                         of the Federal Deposit Insurance Act;

               (i)  //   A church plan that is excluded from the definition of
                         an investment company under Section 3(c)(14) of the Investment Company Act;

               (j)  //   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1(c), check this box.

               None of the above.

Item 4.        OWNERSHIP.

               (a) Amount Beneficially Owned: As of December 31, 1998, each of the following is the owner of record of the number of shares of Common Stock set forth next to its name:

                    Cross Atlantic Partners K/S                   554,849 shares
                    Cross Atlantic Partners K/S II                 20,987 shares
                    CAP/Hambro, L.P.                                    0 shares
                    CAP/Hambro, Inc.                                    0 shares
                    Hambro America Private Equity, Inc.                 0 shares
                    (f/k/a Hambro America, Inc.)

               Additionally, Cross Atlantic Partners K/S and Cross Atlantic Partners K/S II hold presently exerciseable warrants to purchase 15,468 shares and 9,084 shares, respectively, of Common Stock. Therefore, CAP/Hambro L.P., CAP/Hambro, Inc., and Hambro America Private Equity, Inc. (f/k/a Hambro America, Inc.) (collectively the "Entities") may be deemed to beneficially own the 600,388 shares and exerciseable warrants owned by Cross Atlantic Partners K/S and Cross Atlantic Partners K/S II. Hence Cross Atlantic Partners K/S, Cross Atlantic Partners K/S II and the Entities may be deemed to own beneficially an aggregate of 600,388 shares (Common Stock and Warrants) as of December 31, 1998.


               (b)  Percent of Class:


                    Cross Atlantic Partners K/S                          4.5%
                    Cross Atlantic Partners K/S II                       4.5%
                    CAP/Hambro, L.P.                                     4.5%
                    CAP/Hambro, Inc.                                     4.5%
                    Hambro America Private Equity, Inc.                  4.5%
                    (f/k/a Hambro America, Inc.)

                The foregoing percentages are calculated based on the 12,650,738 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of Ilex Oncology, Inc. for the quarter ended September 30, 1998.

                (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:

                    Cross Atlantic Partners K/S                      0 shares
                    Cross Atlantic Partners K/S II                   0 shares
                    CAP/Hambro, L.P.                                 0 shares
                    CAP/Hambro, Inc.                                 0 shares
                    Hambro America Private Equity, Inc.              0 shares
                    (f/k/a Hambro America, Inc.).


                               Page 8 of 13 Pages

                    (ii) shared power to vote or to direct the vote:

                    Cross Atlantic Partners K/S                      575,836 shares
                    Cross Atlantic Partners K/S II                   575,836 shares
                    CAP/Hambro, L.P.                                 575,836 shares
                    CAP/Hambro, Inc.                                 575,836 shares
                    Hambro America Private Equity, Inc.              575,836 shares
                    (f/k/a Hambro America, Inc.)

                    (iii) sole power to dispose or to direct the disposition
                          of:

                    Cross Atlantic Partners K/S                      0 shares
                    Cross Atlantic Partners K/S II                   0 shares
                    CAP/Hambro, L.P.                                 0 shares
                    CAP/Hambro, Inc.                                 0 shares
                    Hambro America Private Equity, Inc.              0 shares
                    (f/k/a Hambro America, Inc.)

                    (iv) shared power to dispose or to direct the disposition
                         of:

                    Cross Atlantic Partners K/S                575,836 shares
                    Cross Atlantic Partners K/S II             575,836 shares
                    CAP/Hambro, L.P.                           575,836 shares
                    CAP/Hambro, Inc.                           575,836 shares
                    Hambro America Private Equity, Inc.        575,836 shares
                    (f/k/a Hambro America, Inc.)

               Cross Atlantic Partners K/S, Cross Atlantic Partners K/S II, CAP/Hambro, L.P., CAP/Hambro, Inc., and Hambro America Private Equity, Inc. (f/k/a Hambro America, Inc.) expressly disclaim beneficial ownership of any shares of Common Stock of Ilex Oncology, Inc., except any shares held directly of record.

Item 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
               securities, check the following:                /X/

Item 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

Item 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable. Cross Atlantic Partners K/S, Cross Atlantic Partners K/S II, CAP/Hambro, L.P., CAP/Hambro, Inc., and Hambro America Private Equity, Inc. (f/k/a Hambro America, Inc.) expressly disclaim membership in a "group" as defined in Rule 13d-1(b)(ii)(H).

Item 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.


Item 10.       CERTIFICATION.

               Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).


Attached as EXHIBIT 1 hereto is a Joint Filing Agreement executed by each of the filing persons pursuant to Rule 13d-1(f) under Section 13(d) of the Act.

                               Page 9 of 13 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the agreement set forth as EXHIBIT 1 hereto.

Dated:   June 24, 1999

                           CROSS ATLANTIC PARTNERS K/S

                           By: CAP/HAMBRO, L.P.
                               Its General Partner

                           By: CAP/HAMBRO, INC.
                               Its General Partner

                           By:  *
                               -----------------------------------
                               Charles L. Dimmler, III
                               Authorized Officer

                           CROSS ATLANTIC PARTNERS K/S II

                           By: CAP/HAMBRO, L.P.
                               Its General Partner

                           By: CAP/HAMBRO, INC.
                               Its General Partner

                           By: *
                               -----------------------------------
                               Charles L. Dimmler, III
                               Authorized Officer

                           CAP/HAMBRO, L.P.

                           By:  CAP/HAMBRO, INC.
                                Its General Partner

                           By:  *
                               -----------------------------------
                                Charles L. Dimmler, III
                                Authorized Officer

                           CAP/HAMBRO, INC.

                           By:  *
                               -----------------------------------
                               David Barnett
                               Authorized Officer

                           HAMBRO AMERICA PRIVATE EQUITY, INC.

                           By:  *
                               -----------------------------------
                               David Barnett
                               Authorized Officer

                                  *By: /s/ EDWIN A. GOODMAN
                                      -----------------------------------
                                       Edwin A. Goodman
                                       Attorney-in-fact

* This Schedule 13G was executed by Edwin A. Goodman pursuant to Powers of Attorney attached hereto as Exhibit 2.


                               Page 10 of 13 Pages

                                                                       EXHIBIT 1

                                    AGREEMENT

     Pursuant to Rule 13d-1(f) (1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Ilex Oncology, Inc.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

     EXECUTED this 24th day of June, 1999.


                           CROSS ATLANTIC PARTNERS K/S

                           By:  CAP/HAMBRO, L.P.
                                Its General Partner

                           By:  CAP/HAMBRO, INC.
                                Its General Partner

                           By:  *
                               -----------------------------------
                                Charles L. Dimmler, III
                                Authorized Officer

                           CROSS ATLANTIC PARTNERS K/S II

                           By: CAP/HAMBRO, L.P.
                               -----------------------------------
                               Its General Partner

                           By: CAP/HAMBRO, INC.
                               -----------------------------------
                               Its General Partner

                           By: *
                               -----------------------------------
                               Charles L. Dimmler, III
                               Authorized Officer

                           CAP/HAMBRO, L.P.

                           By:  CAP/HAMBRO, INC.
                                Its General Partner

                           By:  *
                               -----------------------------------
                               Charles L. Dimmler, III
                               Authorized Officer

                               CAP/HAMBRO, INC.

                           By:  *
                               -----------------------------------
                               David Barnett
                               Authorized Officer

                               Page 11 of 13 Pages

                       HAMBRO AMERICA PRIVATE EQUITY, INC.

                       By:      *
                          -----------------------------------
                           David Barnett
                           Authorized Officer



                                       *By: /s/ Edwin A. Goodman
                                           -----------------------------------
                                            Edwin A. Goodman
                                            Attorney-in-fact


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
* This Agreement was executed by Edwin A. Goodman pursuant to Powers of Attorney attached hereto as Exhibit 2.






                               Page 12 of 13 Pages

                                                                      Exhibit 2
                                                                      ---------

                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Edwin A. Goodman and Lisa C. Torch, and each of them, with full power to act without the other, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself or herself as an individual or in his or her capacity as a general partner of, or an officer of a general partner of, CAP/Hambro, L.P., CAP/Hambro, Inc., Hambro America, Inc., Cross Atlantic Partners K/S, Cross Atlantic Partners K/S II and Cross Atlantic Partners K/S III, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereto.


     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of February, 1998.

                                    /s/ John Cassis
                                    ---------------
                                    John Cassis

                                    /s/ Charles L. Dimmler, III
                                    ---------------------------
                                    Charles L. Dimmler, III

                                    /s/ David Barnett
                                    -----------------
                                    David Barnett













                               Page 13 of 13 Pages